UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 22, 2013
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
This report filed on Form 6-K/A contains certain information about Credit Suisse AG to be incorporated by reference in the Registration Statement on Form F-3 (file no. 333-180300). Credit Suisse Group AG’s revised financial report for the fourth quarter of 2012 (Credit Suisse Revised Financial Report 4Q12) is attached as an exhibit to this Form 6-K/A and was filed with the US Securities and Exchange Commission (SEC) on March 22, 2013. The Bank is incorporating by reference the Credit Suisse Revised Financial Report 4Q12 (except for the sections entitled “Dear shareholders”, “Investor information” and “Financial calendar and contacts”). The Credit Suisse Revised Financial Report 4Q12 contains information for the three months and the year ended December 31, 2012.

This report on Form 6-K/A supersedes and replaces the report on Form 6-K of Credit Suisse AG filed on February 7, 2013 (accession number 0001370368-13-000006) in its entirety.
Unless the context otherwise requires, reference herein to “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.

References herein to “CHF” are to Swiss francs.

Forward-Looking Statements
This Form 6-K/A and the information incorporated by reference in this Form 6-K/A include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2011 (the Credit Suisse 2011 20-F), and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC and the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Key information
Selected financial data

Selected operations statement information

in	4Q12	4Q11	% change	2012	2011	% change

Statements of operations (CHF million)

Net revenues	5,686	4,185	36	23,533	25,187	(7)

Provision for credit losses	37	81	(54)	88	123	(28)

Compensation and benefits	2,711	3,118	(13)	12,446	13,188	(6)

General and administrative expenses	2,102	1,878	12	7,268	7,407	(2)

Commission expenses	450	474	(5)	1,758	1,968	(11)

Total other operating expenses	2,552	2,352	9	9,026	9,375	(4)

Total operating expenses	5,263	5,470	(4)	21,472	22,563	(5)

Income/(loss) before taxes	386	(1,366)	–	1,973	2,501	(21)

Income tax expense/(benefit)	100	(464)	–	478	459	4

Net income/(loss)	286	(902)	–	1,495	2,042	(27)

Net income attributable to noncontrolling interests	(205)	43	–	(600)	901	–

Net income/(loss) attributable to shareholders	491	(945)	–	2,095	1,141	84

Selected balance sheet information

end of	4Q12	4Q11	% change

Balance sheet statistics (CHF million)

Total assets	908,160	1,034,787	(12)

Share capital	4,400	4,400	0

For additional information on the condensed consolidating statements of operations for the three months and the year ended December 31, 2012 and 2011 and the condensed consolidating balance sheets as of December 31, 2012 and December 31, 2011, refer to Note 29 – Subsidiary guarantee information in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Revised Financial Report 4Q12. For a detailed description of factors that affect the results of operations of the Bank, refer to II – Operating and financial review – Operating environment in the Credit Suisse 2011 20-F and I – Credit Suisse results – Operating environment in the Credit Suisse Revised Financial Report 4Q12.

BIS statistics (Basel II.5)

end of	4Q12	4Q11	% change

Capital (CHF million)

Tier 1 capital	39,660	35,098	13

of which hybrid instruments	8,781	10,888	(19)

Total BIS eligible capital	47,752	48,390	(1)

Capital ratios (%)

Tier 1 ratio	18.4	15.1	–

Total capital ratio	22.2	20.8	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses

Entity	Principal business activity

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Credit Suisse AG merged with Clariden Leu on April 2, 2012, assuming all of its rights and obligations. The process of integrating all the business activities of Clariden Leu was completed in 3Q12.

Comparison of selected operations statement information

	Bank		Group

in	4Q12	4Q11	4Q12	4Q11

Statements of operations (CHF million)

Net revenues	5,686	4,185	5,800	4,488

Total operating expenses	5,263	5,470	5,298	5,380

Income/(loss) before taxes	386	(1,366)	432	(989)

Net income/(loss)	286	(902)	332	(592)

Net income/(loss) attributable to shareholders	491	(945)	263	(637)

Comparison of selected operations statement information

	Bank		Group

in	2012	2011	2012	2011

Statements of operations (CHF million)

Net revenues	23,533	25,187	23,966	26,225

Total operating expenses	21,472	22,563	21,615	22,577

Income before taxes	1,973	2,501	2,181	3,461

Net income	1,495	2,042	1,685	2,790

Net income attributable to shareholders	2,095	1,141	1,349	1,953

Comparison of selected balance sheet information

	Bank		Group

end of	4Q12	4Q11	4Q12	4Q11

Balance sheet statistics (CHF million)

Total assets	908,160	1,034,787	924,280	1,049,165

Total liabilities	865,999	996,436	881,996	1,008,080

For information on the operating and financial review and prospects of the Bank, refer to I – Credit Suisse results on pages 7 to 40. This section is included in the Credit Suisse Revised Financial Report 4Q12.

Treasury and Risk Management
For information on the Bank’s treasury and risk management, refer to II – Treasury, risk, balance sheet and off-balance sheet on pages 41 to 66 of the Credit Suisse Revised Financial Report 4Q12.
Exhibits
No. Description

99.1 Credit Suisse Revised Financial Report 4Q12

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
(Registrant)

Date: March 22, 2013

By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer

By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer